UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ACCELERON PHARMA INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

00434H108

(CUSIP Number)

Polaris Partners

1000 Winter Street, Suite 3350

Waltham, MA 02451

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00434H108	Page 2 of 9

1.	Names of Reporting Persons. Polaris Venture Partners IV, L.P. (“PVP IV”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,950,013*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,950,013*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,950,013*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.5%
14.	Type of Reporting Person (See Instructions) PN

*	Includes 180,518 shares of common stock underlying warrants exercisable within 60 days.

CUSIP No. 00434H108	Page 3 of 9

1.	Names of Reporting Persons. Polaris Venture Partners Entrepreneurs’ Fund IV, L.P. (“PVPE IV”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 53,632**
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 53,632**
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,632**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) PN

**	Includes 3,384 shares of common stock underlying warrants exercisable within 60 days.

CUSIP No. 00434H108	Page 4 of 9

1.	Names of Reporting Persons. Polaris Venture Management Co. IV, L.L.C. (“PVM IV”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,003,645***
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,003,645***
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,003,645***
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.6%
14.	Type of Reporting Person (See Instructions) OO

***	Includes 183,902 shares of common stock underlying warrants exercisable within 60 days.

CUSIP No. 00434H108	Page 5 of 9

1.	Names of Reporting Persons. Jonathan A. Flint (“Flint”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,003,645***
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,003,645***
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,003,645***
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.6%
14.	Type of Reporting Person (See Instructions) IN

***	Includes 183,902 shares of common stock underlying warrants exercisable within 60 days.

CUSIP No. 00434H108	Page 6 of 9

1.	Names of Reporting Persons. Terrance G. McGuire (“McGuire”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,333+
	8.	Shared Voting Power 3,003,645***
	9.	Sole Dispositive Power 3,333+
	10.	Shared Dispositive Power 3,003,645***
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,006,978***
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.7%
14.	Type of Reporting Person (See Instructions) IN

+	Includes 3,333 shares of common stock underlying options exercisable within 60 days.
***	Includes 183,902 shares of common stock underlying warrants exercisable within 60 days.

CUSIP No. 00434H108	Page 7 of 9

1.	Names of Reporting Persons. Alan G. Spoon (“Spoon”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,003,645***
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,003,645***
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,003,645***
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.6%
14.	Type of Reporting Person (See Instructions) IN

***	Includes 183,902 shares of common stock underlying warrants exercisable within 60 days.

CUSIP No. 00434H108	Page 8 of 9

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2014, by the Reporting Persons, as amended by Amendment No. 1 (“Amendment No. 1”) filed with the SEC on April 7, 2014 (the “Schedule 13D”), with respect to shares of common stock, par value $0.001 per share of the Issuer (“Common Stock”) beneficially owned by the Reporting Persons. Except as amended or supplemented in this Amendment No. 2, all other information in the Schedule 13D is as set forth therein. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b).

Reporting Persons	Shares Held Directly		Sole Voting Power		Shared Voting Power (1)		Sole Dispositive Power		Shared Dispositive Power (1)		Beneficial Ownership		Percentage of Class (2)
PVP IV	2,950,013	(3)	0		2,950,013	(3)	0		2,950,013	(3)	2,950,013	(3)	9.5%
PVPE IV	53,632	(3)	0		53,632	(3)	0		53,632	(3)	53,632	(3)	0.2%
PVM IV	0		0		3,003,645	(3)	0		3,003,645	(3)	3,003,645	(3)	9.6%
Flint	0		0		3,003,645	(3)	0		3,003,645	(3)	3,003,645	(3)	9.6%
McGuire	3,333	(4)	3,333	(4)	3,003,645	(3)	3,333	(4)	3,003,645	(3)	3,006,978	(3)(4)	9.7%
Spoon	0		0		3,003,645	(3)	0		3,003,645	(3)	3,003,645	(3)	9.6%

(1)	PVM IV is the general partner of PVP IV and PVPE IV, and Flint, McGuire and Spoon serve as managing members of PVM IV. Flint, McGuire and Spoon may be deemed to have shared voting and investment control over the shares of Common Stock beneficially owned by PVM IV, PVP IV and PVPE IV and therefore may be deemed to beneficially own the shares of Common Stock beneficially owned by PVM IV, PVP IV and PVPE IV.
(2)	Percentages calculated based on a total of 31,160,274 shares of Common Stock outstanding of the Issuer as of January 31, 2014, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 17, 2014.
(3)	PVP IV holds warrants to purchase 180,518 shares of Common Stock, and PVPE IV holds warrants to purchase 3,384 shares of Common Stock, in each case which are presently vested and exercisable.
(4)	Includes options to purchase 3,333 shares of Common Stock held by Mr. McGuire, which are presently vested and exercisable or will become vested and exercisable within 60 days.
(c)	Except as described in this statement, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this statement.
(d)	Not applicable.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On April 2, 2014, PVP IV and PVPE IV entered into a Stock Purchase Agreement with Celgene Corporation, a Delaware corporation (“Celgene”), pursuant to which PVP IV and PVPE IV agreed to sell 307,893 and 5,598 shares of Common Stock, respectively, of the Issuer held by PVP IV and PVPE IV to Celgene for a purchase price of $42.86 per share (the “Transaction”).

The Transaction was subject to customary closing conditions, including expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in the United States. The Transaction closed on May 5, 2014.

The Stock Purchase Agreement is attached to Amendment No. 1 as Exhibit 99.1, and the information set forth in response to this Item 6 is qualified in its entirety by reference to the Stock Purchase Agreement which is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Exhibit 1—Joint Filing Agreement

Exhibit 2—Power of Attorney, dated June 15, 2011, signed by Jonathan A. Flint and Terrance G. McGuire, in their respective capacities as managing members of Polaris Venture Management Co. IV, L.L.C.

CUSIP No. 00434H108	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 12, 2014

POLARIS VENTURE PARTNERS IV, L.P.

By:	Polaris Venture Management Co. IV, L.L.C.

By:	/s/ John Gannon
Attorney-in-Fact

POLARIS VENTURE PARTNERS ENTREPRENEURS’ FUND IV, L.P.

By:	Polaris Venture Management Co. IV, L.L.C.

By:	/s/ John Gannon
Attorney-in-Fact

POLARIS VENTURE MANAGEMENT CO. IV, L.L.C.

By:	/s/ John Gannon
Attorney-in-Fact

JONATHAN A. FLINT

By:	/s/ Jonathan A. Flint
Jonathan A. Flint

TERRANCE G. MCGUIRE

By:	/s/ Terrance G. McGuire
Terrance G. McGuire

ALAN G. SPOON

By:	/a/ Alan G. Spoon
Alan G. Spoon